LINUX GOLD CORP.
TERYL RESOURCES CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996     Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com
www.linuxgoldcorp.com

JOINT NEWS RELEASE

Teryl Resources Corp.: TSX Venture Exchange: TRC

Pink Sheet Symbol: TRYLF
Linux Gold Corp.: OTC BB: LNXGF

TERYL AND LINUX REPORT INITIAL DRILLING RESULTS AT FISH
CREEK GOLD PROJECT

For Immediate Release, December 16, 2004, Fairbanks, Alaska – Teryl Resources Corp. (TSX Venture Exchange: TRC: Pinksheet Symbol: TRYLF) and Linux Gold Corp. (LNXGF - OTCBB) are pleased to announce initial drilling results on the Fish Creek Gold Target in the Fairbanks District, Alaska.

A total of twenty (20) placer holes – shallow, larger-diameter RC holes -- were completed and two (2) deeper RC holes were drilled to test an intrusive target.

The following table summarizes placer results over 0.01 ounces gold per cubic yard:

Hole #	Pay Section	Ore Grade OPY/Au	AU value/CY @ $450 per oz
UFL 2-H1	40’ – 45’	.0116	$5.22 per cubic yard
UFL 2-HI-5	40’ – 45’	.0129	$4.53 per cubic yard
UFL 2-H2	40’ – 45’	.0223	$10.04 per cubic yard
UFL 2-H3	40’ – 45’	.0629	$28.33 per cubic yard
UFL 2-H3-5	40’ – 47’	.0159	$7.17 per cubic yard
UFL 10-H13	52’ – 58'	.0108	$4.85 per cubic yard

Auger drilling on July 13, 2004 resulted in one intersection penetrating the intrusive target, which was anomalous in silver, lead, arsenic and bismuth. Hole #04A010, also drilled earlier, was anomalous in zinc, arsenic, iron, sulphur and tungsten, indicating a potential sulphide deposit.

Placer Comments:

Jeff Keener, a leading placer geologist, reports, based on these two widely spaced drill fences, a placer resource of over 16,000 ounces of gold is indicated for the Fish Creek paystreak. This indicates an in-situ value of U.S.$7.2 million calculated at $450 per ounce. Several lode targets were also discovered during the placer program.

For 2005, to elevate the upper part of the paystreak to reserve status. The partners plan to drill four lines of closely spaced holes on 500 and 1,000 ft line spacings. The lower part of the paystreak can be developed to measured resource status by drilling two lines spaced 2,000 ft apart of closely spaced holes.

Lode Comments

Neither of the two hard-rock holes drilled in 2004 on Odden Creek intercepted economic grades of gold. Hole T04RC01 terminated in mineralized, quartz-veined, graphitic schist assaying small amounts of gold. For 2005, it is recommended to drill four or more 300-ft RC holes, based on intrusive targets located during placer exploration this year.

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, where Teryl has a 10% net profit interest from Kinross. The Company also has a 100% interest in the West Ridge property, and has obtained a mining lease on the adjoining Fox Creek Claims in Alaska. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ABOUT LINUX GOLD CORP.

Linux Gold Corp. holds an option to purchase all the issued and outstanding shares of the private company that holds an 85% interest in a co-operative joint venture company that has the exclusive mineral exploration rights for the Bo Luo Nuo Gold Mine covering an area of 161 square kilometres in Hebei Province, People’s Republic of China.

Linux Gold Corp. also has an option on a 100% interest in two gold prospects in the Bralorne Gold mining area located in British Columbia, Canada near the Bralorne Pioneer Mine. The Bralorne Pioneer Mine has produced over 4.1 million ounces of gold during the life of the mine. Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims. For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson		Contact: John Robertson
President		Tel. 800-665-4616

Contact:	Investor Relations
877-549-GOLD (4653)
604-681-2992
1070 – 777 Hornby Street
Vancouver, BC V6Z 1S4

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s and Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.